Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Bitzero Holdings Inc. (the “Company”)
Suite 1100, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M5

Item 2 – Date of Material Change

August 6, 2026.

Item 3 – News Release

On July 31, 2026, the Company issued a news release announcing its intention to prepay the outstanding obligations under the senior secured loan following the applicable five-business-day notice period, which news release was disseminated over the newswire through Newsfile Corp. and filed on SEDAR+.

Item 4 – Summary of Material Change

On July 31, 2026, the Company issued a news release announcing its intention to prepay the outstanding obligations under the senior secured loan following the applicable five-business-day notice period. On August 6, 2026, the Company repaid in full all of its outstanding obligations under its senior secured loan with JGB Collateral LLC, as administrative and collateral agent for the lenders. The repayment consisted of approximately US$22,375,000 of outstanding principal and US$45,699.69 of accrued and unpaid interest, and resulted in the discharge of the loan and the release of all related liens and security interests against the assets of the Company and its subsidiaries, including the release of US$2,000,000 of previously restricted cash.

Item 5 – Full Description of Material Change

5.1 Full Description of Material Change

On July 31, 2026, the Company issued a news release announcing its intention to prepay the outstanding obligations under the senior secured loan following the applicable five-business-day notice period. On August 6, 2026, the Company repaid in full all of its outstanding obligations under the loan and guaranty agreement dated June 27, 2025, as amended (the “Loan Agreement”), among the Company and certain of its subsidiaries, as borrowers and guarantors, and JGB Collateral LLC, as administrative and collateral agent for the lenders (the “JGB Senior Secured Loan”).

The repayment consisted of approximately US$22,375,000 of outstanding principal and US$45,699.69 of accrued and unpaid interest, together with applicable lender expenses and any other amounts payable under the Loan Agreement as of the prepayment date. In accordance with the prepayment mechanics under the Loan Agreement, the Company delivered a prepayment notice to the agent not less than five business days prior to the prepayment date.

Upon repayment, the JGB Senior Secured Loan was discharged and all liens and security interests granted by the Company and certain of its subsidiaries in favour of the agent and the lenders were released, including the security registered against the Company’s assets in Norway, the United States (North Dakota) and its other jurisdictions of operation. In addition, the US$2,000,000 of cash previously held in a lender-controlled account and classified as restricted cash became unrestricted and available to the Company, and the financial covenants under the Loan Agreement ceased to apply.

The repayment was funded principally from the net proceeds of the Company’s previously completed private placement of special warrants, which closed on July 30, 2026 for aggregate gross proceeds of approximately US$24,770,454, together with the Company’s available cash resources.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable. No significant facts have been omitted from this report.

Item 8 – Executive Officer

For further information, please contact:

Mohammed Bakhashwain

Chief Executive Officer

Bitzero Holdings Inc.

Email: investors@bitzero.com

Tel: +44 777 303 0394

Item 9 – Date of Report

August 31, 2026.